SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #1

                   Under the Securities Exchange Act of 1934



                                  GENSIA, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  372450 10 6
                               -----------------
                                 (CUSIP Number)


                                 Harry R. Benz
                              Hoechst Corporation
                                 Route 202-206
                                 P.O. Box 2500
                           Somerville, NJ 08876-1258
                                 (517) 636-1000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 July 18, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].


                                  Page 1 of 5

                           There is no Exhibit Index

CUSIP No.  372450 10 6
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ x ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            3,397,061*

Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       3,397,061*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         3,397,061*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     10.7%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Hoechst Corporation disclaims beneficial ownership of these securities (See Item 2 (a) - (c), (f)).

     This Amendment to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Gensia, Inc. (the "Issuer"), of Hoechst Corporation, a Delaware corporation ("Parent"), is filed to report a change in the form of Parent's possible deemed beneficial ownership of the Issuer's securities resulting from the merger on July 18, 1995, of H Pharma Acquisition Corporation, a Delaware corporation and formerly a wholly-owned subsidiary of Parent ("Acquisition"), with and into Marion Merrell Dow Inc. ("MMD"), as a result of which Acquisition ceased to exist as a separate entity, MMD became a wholly-owned subsidiary of Parent, and MMD changed its name to Hoechst Marion Roussel, Inc. ("HMRI"). HMRI is the owner of the securities to which this Statement relates, with respect to which HMRI (as
MMD) has filed a Statement on Schedule 13G.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------

Item 2 of this Statement on Schedule 13D is hereby amended to read as follows:

     (a) - (c), (f) This Schedule is filed on behalf of Hoechst Corporation, a Delaware corporation ("Parent") and wholly owned subsidiary of Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"). Parent is a holding company for most of the U.S. operations of Hoechst AG, a multinational pharmaceutical and chemical company headquartered in Frankfurt, Germany. The principal place of business and principal office of Parent is Route 202-206, Somerville, New Jersey 08876-1258. Information as to the executive officers and directors of Parent is set forth in
Exhibit 99.A hereto.

     Parent beneficially owns 100.0% of the outstanding common stock of Hoechst Marion Roussel, Inc. ("HMRI"), which owns the securities to which this Statement relates. Parent is filing this Schedule with respect to its possible deemed indirect ownership of HMRI's holdings of the Shares; however, Parent disclaims beneficial ownership of such securities. Information regarding HMRI's ownership of securities of the Issuer is set forth in HMRI's Statement on Schedule 13G dated January 7, 1991, as subsequently amended.

     (d) - (e) During the last five years, neither Parent nor, to its knowledge, any of the persons listed in Exhibit 99.A hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither Parent nor, to its knowledge, any of the persons listed in Exhibit 99.A hereto has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.   PURPOSE OF TRANSACTION.
-------   -----------------------

Item 4 of this Statement on Schedule 13D is hereby amended to read as follows:

     Information regarding the transactions pursuant to which Parent acquired beneficial ownership of HMRI securities is set forth in Parent's Statement on Schedule 13D dated May 3, 1995, with respect to securities of HMRI. Parent's possible deemed acquisition of beneficial ownership of securities of the Issuer is solely incidental to its ownership of HMRI securities.

     Parent currently has no plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

Paragraphs (a) and (b) of Item 5 of this Statement on Schedule 13D are hereby amended to read as follows:

     (a) The Shares represent approximately 10.7 percent of the Issuer's Common Stock outstanding at March 31, 1995. Neither Parent nor any executive officer or director of Parent beneficially owns any of the Shares other than through their beneficial ownership of HMRI stock or stock of Hoechst AG. Parent does not beneficially own any other shares of Common Stock except through its ownership of HMRI stock.

     (b) HMRI has sole power to vote and sole power to dispose of the Shares. Neither Parent nor any executive officer or director of Parent has any power to vote or to direct the vote, or to dispose or to direct the disposition of, the Shares except to the extent that Parent or any such executive officer or director may be deemed to have any such power by reason of such person's relationship to or position with HMRI or Parent.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
-------   RESPECT TO SECURITIES OF THE ISSUER.
          ---------------------------------------------------------------

Item 6 of this Statement on Schedule 13D is hereby amended to read as follows:

     Except for the possible deemed beneficial ownership of securities of the Issuer by Parent as a result of Parent's beneficial ownership of HMRI securities, there are no contracts, arrangements, understandings or relationships between Parent and any other person with respect to any securities of the Issuer.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  July 18, 1995                    By:  /s/ Harry R. Benz
                                             Harry R. Benz
                                             Secretary and Treasurer